Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-127493) on Form S-8 of Cubic Corporation of our report dated January 19, 2006, with respect to the statements of net assets available for benefits of Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended September 30, 2005, and the related supplemental schedule as of September 30, 2005, which report appears in the September 30, 2005 annual report on Form 11-K of Cubic Corporation Employees’ Profit Sharing Plan.

/s/ Tedder, James, Worden & Associates, P.A.
Orlando, Florida
April 7, 2006